UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

Atrion Corporation
 (Name of Issuer)

Common Shares
 (Title of Class of Securities)

049904105
 (CUSIP Number)

Emile A Battat
One Allentown Parkway
Allen, Texas 75002
 (972) 390-9800

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies To:
B. G. Minisman, Jr., Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
420 20th Street North, Suite 1400
Birmingham, Alabama  35203
 (205) 328-0480

December 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box  /  /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	049904105

1.	Names of Reporting Persons.
Emile A Battat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	☐
(b)	............................................................................................................................................................................................	☐

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	OO

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization	United States

	7.	Sole Voting Power	153,907
Number of
Shares			-0-
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	153,907
Person
With	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	153,907

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	7.6%

14.	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the "SEC") by Emile A Battat on March 3, 2003, as amended by Amendment No. 1 to Schedule 13D as filed with the SEC by Emile A Battat on October 3, 2003, which Schedule 13D relates to the common stock, par value $.10 per share (the "Shares"), of Atrion Corporation, a Delaware corporation (the "Issuer").

Item 2.  Identity and Background.

Item 2 is hereby amended to report that Mr. Battat is no longer serving as the President and Chief Executive Officer of the Issuer but is continuing to serve as Chairman of the Board of the Issuer.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)  Mr. Battat has options to purchase 25,000 Shares granted under and subject to the terms of the Amended and Restated Atrion Corporation 2006 Equity Incentive Plan.  Options for 5,000 Shares are currently exercisable and options for 5,000 Shares first become exercisable on each of May 26, 2013, May 26, 2014, May 26, 2015 and May 26, 2016.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting paragraphs (a) - (c) and replacing such paragraphs with the following:

(a)  Mr. Battat is the beneficial owner of  153,907 Shares, representing 7.6% of the 2,013,789 Shares outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2012.

(b)  Mr. Battat has sole voting and dispositive power with respect to the 153,907 Shares beneficially owned by him.

(c)  On December 28, 2012, Mr. Battat gave all of the membership interests in a limited liability company of which he was the sole member and which held 55,500 Shares to an irrevocable family trust that has an independent trustee.  Mr. Battat is the grantor of the family trust, and the beneficiaries of the trust are Mr. Battat's descendants.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by deleting the first sentence thereof and substituting the following in lieu thereof:

Mr. Battat has options to purchase Shares as described in Item 4(a) above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2013

/s/ Emile A. Battat
Emile A. Battat

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